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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13 D

                   Under the Securities Exchange Act of 1934

                          FIRST SAVINGS BANCORP, INC.
                          ---------------------------
                                (Name of Issuer)

                             Common Stock, no par value
                          -------------------------------
                         (Title of Class of Securities)

                                   335939104
                                  -------------
                                 (CUSIP Number)

                               Timothy S. Maples
                      205 S.E. Broad Street, P.O. Box 1657
                            Southern Pines, NC 28388
                                (910) 692-6222
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 1, 1999
                  -------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]

NOTE: Schedules filed in the paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Cover Page Continued)
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CUSIP No. 335939104    13D
---------------------

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William E. Samuels, Jr.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a)      [_]
                                                              (b)      [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   North Carolina
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

 NUMBER OF          87,421 Shares
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY
    EACH            88,355 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9  SOLE DISPOSITIVE
    WITH            POWER

                    87,421 Shares
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    88,355 Shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   175,776 Shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
   Instructions)

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   5.05%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN
--------------------------------------------------------------------------------

                              (End of Cover Page)
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Item 1.   Security and Issuer:
------    -------------------

          Common Stock

          First Savings Bancorp, Inc
          205 S.E. Broad Street, P.O. Box 1657
          Southern Pines, NC 28388

Item 2.   (a)  Name: William E. Samuels, Jr.
------

          (b)  Residence or business address: 205 S.E. Broad Street,
                                              P.O. Box 1657
                                              Southern Pines, NC 28388

          (c)  Employment:    Senior Vice President
                              First Savings Bank of Moore County, Inc., SSB
                              205 S.E. Broad Street, P.O. Box 1657
                              Southern Pines, NC 28388

          (d)  No

          (e)  No

          (f)  United States


Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Filer's beneficial ownership exceeded 5% through a combination of (1) an increase in the number of shares allocated to the First Savings Bank of Moore County, Inc., SSB Employee Stock Ownership Plan and (2) the Issuer's repurchases of its capital stock reducing the number of shares outstanding.

Item 4.   Purpose of Transaction.
------    ----------------------

          See Item 3


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a)  175,776 shares (5.05% of outstanding)

          (b) Sole voting power - 87,421 shares
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               Shared voting power - 88,355 shares

               Sole dispositive power - 87,421 shares

               Shared dispositive power - 88,355 shares

          (c)  None

          (d) Filer shares voting power and the power to direct the receipt of dividends of 70,355 shares with the First Savings Bank of Moore County, Inc. SSB Employee Stock Ownership Plan which is the registered owner of 70,355 of the shares disclosed herein.

          (e)  Not applicable


Item 6.   Contracts, Assignments, Understandings or Relationships With Respect
------    --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Not Applicable.

Item 7.   Material Filed as Exhibits.
------    --------------------------

          Not Applicable.